Exhibit 99.1

NEWS RELEASE

Birks & Mayors Announces Successor to President & CEO

Montreal, Quebec, January 4, 2012 – Dr. Lorenzo Rossi di Montelera, Chairman of the Board of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) is pleased to announce that Jean-Christophe Bédos, previously of the international jewellery house Boucheron, has been named successor to the Company’s current President & CEO, Thomas A. Andruskevich. Mr. Andruskevich announced in September 2011 that he would be leaving the Company in the Spring of 2012. Effective today and during Mr. Bédos’ first 3 months with the Company, he will be the Chief Operating Officer reporting jointly to Mr. Andruskevich as the President & CEO and Dr. Lorenzo Rossi di Montelera as the Chairman of the Board, to allow for a smooth transition. As of April 1, 2012, Mr. Bédos will assume the role of the Company’s President & CEO.

In making the announcement, Dr. Lorenzo Rossi di Montelera, said: “I am very pleased to welcome Jean-Christophe Bédos as the successor to the President and CEO. His experience as President of one of the world’s most prestigious luxury brands and his extensive knowledge of the luxury jewellery and timepiece industry will be key assets for Birks & Mayors as it continues the development of the Birks product brand and pursues international expansion.”

“I am very grateful for Tom Andruskevich’s contributions to the Company, and I am delighted that he will be able to work closely with his successor to ensure a seamless transition. The Board is very pleased to see Tom continue as Vice Chairman of the Board after the transition is complete and to serve on the Board’s Executive Committee,” concluded Dr. Rossi di Montelera.

“It is with much pride and enthusiasm that I join Birks & Mayors as the successor of the President and CEO. Since 1879, with its strong heritage and reputation, the Company has become a major leader in the manufacturing and retailing of high-end jewellery and luxury watches in North America,” said Jean-Christophe Bédos. “I am looking forward to building on the Company’s successes, developing our strong brands, and working with a team of dedicated professionals,” he said.

Jean-Christophe Bédos was President and Chief Executive Officer of luxury brand jeweller Boucheron International, Paris (Gucci Group, PPR) from May 2004 to June 2011. Previously, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988. He holds a Master of Science in Management from the London Business School, a LLB in International Law from Université Paris I Sorbonne, a BA (Honours) in European Business from Trent University, Nottingham and a Bachelor of Arts, European Business, from Toulouse Business School. Mr. Bédos will be based at the Company’s head office in Montreal, Canada.

About Birks & Mayors Inc.

Birks & Mayors is a leading retailer with 61 luxury jewellery stores in Canada and the United States. The Company operates 32 stores under the Birks brand in most major markets in Canada and 26 stores under the Mayors brand in Florida and Georgia, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, and 1 retail location in Orlando, Florida under the Rolex brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewellery, timepieces, sterling and plated silverware and gifts. Mayor’s was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewellery, time pieces, giftware and service. Additional information can be found on Birks & Mayors website, www.birksandmayors.com.

For more information:

Eva Hartling

Director, Public Relations & Events

Birks & Mayors Inc.

1-514-397-2496

ehartling@birksandmayors.com

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2011 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.